April 26, 2013

Via EDGAR

Attention: Jenifer Gallagher, Division of Corporation Finance

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             Triangle Petroleum Corporation
Form 10-K for the Fiscal Year ended January 31, 2012
Filed April 16, 2012
Form 10-K/A for the Fiscal Year ended January 31, 2012
Filed May 18, 2012
Form 10-Q for the Fiscal Quarter ended October 31, 2012
Filed December 10, 2012
Response letter dated April 4, 2013
File No. 001-34945

Dear Mr. Hiller:

This letter responds to the staff’s comment letter dated April 25, 2013, regarding Triangle Petroleum Corporation’s (“Triangle”) Form 10-Q for the fiscal quarter ended October 31, 2012, filed December 10, 2012 (File No. 001-34945).

Since your comments relate to accounting matters, Triangle’s President and Chief Executive Officer, Jonathan Samuels, requested that I, Joseph Feiten, Triangle’s Principal Accounting Officer, prepare and submit the following responses on behalf of Triangle:

Form 10-Q for the Fiscal Quarter ended October 31, 2012

Financial Statements

Note 3 — Segment Reporting, page 10

SEC Comment

1.                                      We have considered your response to prior comment one regarding your accounting for compensation received for contractual services performed on behalf of investors and the application of Rule 4-10(c)(6)(iv)(C) of Regulation S-X. We understand that you have been contemplating making a distinction between the role of managing oil and gas producing activities and the responsibilities you may have as an operator of properties in which you hold an interest. However, as expressed in our April 24, 2013 conference call, we do not believe the guidance in Rule 4-10(c)(6)(iv)(C) of Regulation S-X accommodates the interpretation you have proposed, as we generally regard an operator of oil and gas properties to be a manager that is subject to the prohibition imposed by this guidance. Therefore, you would be precluded from recognizing income for contractual services performed on properties in which you hold an interest and serve as an operator. We understand that you will revise your accounting policy to conform. Please explain how you intend to report the correction in your financial statements to comply with FASB ASC 250-10-45-23. Please also revisit your disclosures about the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

Response

Triangle confirms that it is revising its accounting policy in accordance with the Staff’s determination such that Triangle will not recognize income for contractual services performed on properties in which Triangle holds an interest and serves as an operator.  In light of the foregoing comment and our discussions with the Staff of the Securities and Exchange Commission (the “SEC”) and to comply with FASB ASC 250-10-45-23, Triangle intends to amend its Quarterly Report on Form 10-Q for the period ended October 31, 2012, as originally filed with the SEC on December 10, 2012, to restate the financial statements therein to correct Triangle’s accounting for consolidated service income, whereby an additional approximately $1.9 million of service income would be eliminated and credited to Triangle’s capitalized costs of oil wells.  Triangle will more fully describe this change in Note 1 to the Consolidated Financial Statements contained in the Form 10-Q/A and will make corresponding changes to Part I, Item 1 — Financial Statements and Part I, Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Further, the Company’s management has reevaluated the effectiveness of its disclosure controls and procedures and internal control over financial reporting, and will include its updated determination in Part I, Item 4 — Controls and Procedures of the Form 10-Q/A and such determination will include (i) a recognition that the accounting error arose from a material weakness in internal controls and (ii) a discussion of management’s plan of remediation for the material weakness.

* * * * * * * *

In connection with the above response to the Staff’s comment, Triangle acknowledges that:

•                           Triangle is responsible for the adequacy and accuracy of the disclosure in the filing;

•                           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                           Triangle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (303) 260-6031 or, in his absence, Ryan McGee, Triangle’s Associate Counsel, at (303) 260-1680 or Christian Callens, Triangle’s external counsel at Skadden Arps, at (713) 655-5103.

Sincerely,

/s/ Joseph Feiten
Joseph Feiten
Principal Accounting Officer

cc:                                Jonathan Samuels (Triangle)

Justin Bliffen (Triangle)

Ryan McGee (Triangle)

Sheri Pearce (KPMG)

Christian Callens (Skadden Arps)